UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53535

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Seaport Global Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Markus Witthaut	212-616-7710	MWitthaut@seaportglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Laporte, A Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 3001	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

10/16/2003	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Markus Witthaut_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Seaport Global Securities LLC_____, as of _____December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CCO/FINOP

Kirk A. Mullen

Notary Public

KIRK A MULLEN
Notary Public
Connecticut
My Commission Expires Oct 31, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEAPORT GLOBAL SECURITIES LLC

Audit of Financial Statement

December 31, 2021

Contents



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Seaport Global Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Seaport Global Securities LLC (the Company) as of December 31, 2021, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2009.

Covington, LA
February 23, 2022

SEAPORT GLOBAL SECURITIES LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash and Cash Equivalents	$	5,403,565
Receivables from Clearing and Depository Organizations		52,332,786
Securities Owned, at Fair Value		22,559,044
Accounts Receivable, Net		4,282,037
Prepaid Expenses		864,430
Deposits with Clearing Organizations		1,226,033
Total Assets	$	86,667,895
Liabilities and Member's Equity		
Liabilities		
Securities Sold, Not Yet Purchased, at Fair Value	$	15,286,847
Accounts Payable		9,138,088
Accrued Liabilities		1,768,923
Due to Broker		778,794
Total Liabilities		26,972,652
Member's Equity		59,695,243
Total Liabilities and Member's Equity	$	86,667,895

The accompanying notes are an integral part of this financial statement.

Note 1.   Summary of Significant Accounting Policies

Organization and Nature of Business
Seaport Global Securities LLC (Seaport) (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001 and is a wholly owned subsidiary of Seaport Global Holdings LLC (Parent).

The Company is a full service, mid-sized investment bank that offers capital markets advisory, sales, trading and research services across the credit-risk spectrum. The Company pairs extensive knowledge and relationships in energy, industrials, shipping and chemicals/refining industries, with equity and fixed income sales, trading and research. The Company also offers investment banking services including underwriting of newly-issued equity securities and mergers, acquisitions and restructuring advisory services. The existing client base consists of large institutions and funds that manage in excess of $100 million.

Use of Estimates
The preparation of the financial statement in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents for cash flow purposes as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations
Certain exchange and/or clearing organizations require cash and/or securities to be deposited by us to conduct day-to-day activities.

Receivables from Clearing and Depository Organizations
Receivables from clearing and depository organizations represent uncollected commissions and fees due from other brokers.

Accounts Receivable
Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. As of December 31, 2021 the allowance for doubtful accounts amounted to $3,458.

Revenue Recognition
The Company follows Accounting Standards Codification 606, ("ASC" 606) Revenue from Contracts with Customers. The accounting policies are stated below.

Note 1.   Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Principal Transactions. Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Commissions. Securities transactions and related commission revenues and expenses are recorded and recognized on a trade date basis as securities transactions occur. In addition, certain customers have a soft dollar arrangement whereby a third party allocates a portion of their gross commissions to pay for research products and services. The Company acts as an agent in these soft dollars arrangements and the revenues are accounted for on the accrual basis of accounting and included in commissions.

Underwriting Fees. Investment banking revenues include fees from securities offerings in which the Company acts as a principal. Capital markets services include underwriting and placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, and follow-on offerings. Underwriting and placement fees are recognized at a point in time on a trade date basis as the client obtains control and benefit of the capital markets offering at that point.

Advisory Income. Investment banking advisory fees from mergers and acquisitions engagements are recognized at a point in time when the transaction is completed. Advisory income from restructuring engagements are recognized over time using a time elapsed measure of progress as the customer receives and consumes the benefit of the services. A significant portion of our advisory services fees are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Costs associated with advisory engagements are expensed as incurred and recorded on a gross basis within the applicable expense category on the Statement of Operations and any expenses reimbursed by the client are recognized in Advisory Income on the Statement of Operations.

Interest and Dividend Income. The Company records net interest and dividend income on Securities Owned, held at clearing broker and Securities Sold, Not Yet Purchased, as it is received or paid.

Underwriting Costs. Costs associated with underwritings are recognized on a gross basis in Underwriting Costs on the Statement of Operations at the time the related revenue is recorded. Any expenses reimbursed by the client are recognized in Underwriting Costs on the Statement of Operations.

Income Taxes
The Company is a disregarded entity for income tax purposes. Under this election, taxable income or loss of the Company flows to the parent and is included in the tax returns of the parent.

SEAPORT GLOBAL SECURITIES LLC
Notes to the Financial Statement

Note 1.   Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the Statement of Financial Condition.

Securities not readily marketable include private equity, investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

The Company had amounts on deposit at a bank at December 31, 2021 of $5,403,565, which exceed the $250,000 federally insured limits by $5,153,565. Additionally, the Company had amounts on deposit at the brokerage firms of $53,558,819, which exceed the $250,000 securities investor protection limits by $52,587,980. The Company monitors cash balances, and the quality of the four institutions that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Future Accounting Standards

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, ("ASU 2016-13"). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, held-to-maturity debt securities and loans, and requires entities to use a new forward-looking expected loss model that will result in the earlier recognition of allowance for losses. This update is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted for a fiscal year beginning after December 15, 2018, including interim periods within that fiscal year.

Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We will adopt the new standard in 2023. We have evaluated the impact of this standard on our financial statement, including accounting policies, processes and systems. Based on the nature of the Company's customer base and historical nature of losses, we do not expect the impact to be material upon adoption.

SEAPORT GLOBAL SECURITIES LLC
Notes to the Financial Statement

Note 2.   Receivables from Clearing and Depository Organizations

The Company's receivables from its clearing and depository organizations includes amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organizations and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

As of December 31, 2021, the Company was due through its clearing and depository organizations approximately $52,332,786. The Company clears certain of its proprietary and customer transactions through broker-dealers on a fully disclosed basis.

Note 3.   Deposits with Clearing Organizations

The Company maintains clearing agreements with three broker dealers and has deposits of $1,200,000. Deposits of $500,000 are held in an interest bearing account and deposits of $700,000 do not carry interest as required by the agreements. Amounts held on deposit are restricted from use until the agreements are terminated.

Note 4.   Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value if the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments. Security positions resulting from proprietary trading are measured at fair value. Any unrealized gains or losses resulting from marking these instruments to fair value are included in profit or loss. Net unrealized gains and losses on securities held as of December 31, 2021 amount to a gain of approximately $535,747.

The fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of securities, or both.

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

Note 4.   Fair Value of Financial Instruments (Continued)

The three levels of the fair value hierarchy are as follows:

Level 1:   Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs are unobservable and significant to the fair value measurement of the asset or liability, and in certain cases, rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2021.

- **US government securities:** Valued at the closing price reported in the active market in which the individual securities are traded.
- **Corporate bonds:** Certain corporate bonds are valued at the closing price reported in the active markets in which the bond is traded. Other corporate bonds are valued based upon yields currently available on comparable securities of issuers with similar credit ratings. Additionally certain bonds are estimated using recently executed transactions, market quotations (where observable), or bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used.

  When observable price quotations are not available, fair value is determined by the Company by evaluating prices and indexes. Corporate bonds are generally categorized as Level 1 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3.

Note 4.   Fair Value of Financial Instruments (Continued)

- **Common stock:** Certain common stock is valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stock is valued at the quoted market price of the issuer's unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stock is valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.
- **Options:** The market value is based on the closing price of the security as provided by the exchange or Options Clearing Corporation.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Additionally, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

This space was intentionally left blank.

Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

Assets	Level 1	Level 2	Level 3	Totals
US Government Securities	$ 288,708	$ -	$ -	$ 288,708
Corporate Bonds				
All A - Rated	-	-	-	-
All B - Rated	16,337,468	-	-	16,337,468
All C - Rated	775,891	-	-	775,891
All D - Rated	-	-	-	-
All Not Rated	1,952,956	-	165,276	2,118,232
Total Corporate Bonds	19,066,315	-	165,276	19,231,591
Airlines	82,100	-	-	82,100
Application Software	99	-	-	99
Banking	152,804	-	-	152,804
Cement & Aggregates	194,693	-	-	194,693
Chemicals	46,115	-	-	46,115
Energy	65,480	-	-	65,480
ETF	33,586	-	-	33,586
Exploration and Production	607,808	-	18,288	626,096
Finance	783,740	-	-	783,740
Forestry & Logging	1	-	-	1
Metals & Mining	235	-	-	235
Midstream - Oil & Gas	341,865	-	-	341,865
Mortgage Finance	23,010	-	-	23,010
Oilfield Services	57	-	-	57
Pharmaceuticals	353,598	-	-	353,598
REITs	97,586	-	-	97,586
Software	8,721	-	-	8,721
Trucking	158,649	-	-	158,649
Total Common Stock	2,950,147	-	18,288	2,968,435
Options	70,310	-	-	70,310
	$ 22,375,480	$ -	$ 183,564	$ 22,559,044

Liablilities	Level 1	Level 2	Level 3	Totals
US Government Securities	(12,816,072)	-	-	(12,816,072)
Corporate Bonds				
All A - Rated	(128,607)	-	-	(128,607)
All B - Rated	(2,134,785)	-	-	(2,134,785)
All C - Rated	(53,000)	-	-	(53,000)
All D - Rated	-	-	-	-
All Not Rated	-	-	-	-
Total Corporate Bonds	$ (2,316,392)	$ -	$ -	$ (2,316,392)
Common Stock				
Insurance	(8)	-	-	(8)
Trucking	(89,595)	-	-	(89,595)
Total Common Stock	(89,603)	-	-	(89,603)
Options	(64,780)	-	-	(64,780)
	$ (15,286,847)	$ -	$ -	$ (15,286,847)

SEAPORT GLOBAL SECURITIES LLC
Notes to the Financial Statement

Note 4. Fair Value of Financial Instruments (Continued)

There were no transfers between Level 1 and Level 2 during the year.

The table below sets forth a summary of changes in the fair value of the Company's level 3 investments for the year ended December 31, 2021.

	Corporate Bonds	Common Stock	Total
Securities Owned, at Fair Value - Opening balance	$ 223,809	$ 325,680	$ 549,489
Total gains and losses for the period included in Principal Transactions, Realized and Unrealized Net Gains and Losses on the Statement of Operations	(23,533)	-	(23,533)
Purchases	-	7,487	7,487
Sales	(35,000)	(314,879)	(349,879)
Securities Owned, at Fair Value - Closing balance	$ 165,276	$ 18,288	$ 183,564

The unobservable inputs used to value the Company's level 3 investments at fair value as of December 31, 2021 are as follows:

Assets (at fair value)	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Corporate Bonds	$165,276	Market Approach	Price (a)	0%
Common Stock	18,288	Market Approach	Price (a)	0%
	$183,564			

(a) Represents amounts used that management has determined that market participants would use such mulitples when pricing the investments.

Note 5. Related Party Transactions

Services Agreement

The Company has a continuing service agreement with its Parent. The terms of the agreement grant the Company the right to use office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent.

In return, the Company pays a servicing fee, which is calculated based upon percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas.

At December 31, 2021, the Company was obligated to its Parent in the amount of approximately $8,708,074 which is included in accounts payable.

Note 5.   Related Party Transactions (Continued)

Clearing Agreements
The Company is responsible for any loss, liability, damage, cost, or expense incurred or sustained by the clearing agents as a result of the failure of any introduced account to make timely payment for securities purchased or timely and good delivery of securities sold. To date no such claims have been asserted, nor have such expenses been incurred.

Note 6.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At December 31, 2021, the Company reflected net capital of approximately $49,498,064, which was in excess of its required net capital of $48,732,254.   The Company's ratio of Aggregate Indebtedness to Net Capital was .23 to 1. Additionally, the Company reported haircuts on securities and undue concentrations amounting to approximately $1,998,743.

Note 7.   Commitments and Contingencies

Pending Litigation
The Company is both plaintiff and defendant in two separate legal proceedings currently pending in the Supreme Court of the State of New York.   The Company denies any wrongdoing in these breach of contract cases and is vigorously prosecuting and defending, as applicable. Management believes that the disposition of these matters, individually or in the aggregate, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 8.   Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax returns of its member. The Company's member files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2018, are subject to examination by the relevant taxing authorities. The Company is currently under audit by New York City Department of Finance.

As of December 31, 2021, the Company had no uncertain tax positions.

Note 9.   Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statement is issued or is available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statement, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statement, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 23, 2022, the date this financial statement was available to be issued, and determined that the following event occurred that requires disclosure:

In January and February 2022, the Company made distributions to its member totaling $11,750,000.

No subsequent events occurring after this date have been evaluated for inclusion in this financial statement.